Exhibit 99.1

News Release

Stantec announces renewal of Normal Course Issuer Bid

EDMONTON AB (May 29, 2008) TSX:STN

Stantec Inc. announced today that a Notice of Intention to renew a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 2,283,272 of its common shares, representing approximately 5% of the shares. Stantec had a total of 45,665,457 common shares outstanding as at May 19, 2008. The purchases may commence on June 1, 2008, and will terminate no later than May 31, 2009.  The number of Common Shares to be purchased per day will not exceed 39,388, or approximately 25% of the average daily trading volume for the six full calendar months prior to April 30, 2008.  Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 19, 2008, pursuant to its normal course issuer bid in place since June 1, 2007, Stantec has purchased 121,600 Common Shares at a weighted average price of $30.97 per share.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,500 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media Relations	Investor Relations Manager
Stantec	Stantec
Tel: (780) 917-7441	Tel: (780) 917-7288

One Team. Infinite Solutions.